Adopted and confirmed as By-Law  No. 2 of Points.com Inc. a corporation formed by the amalgamation of Points Intentional Ltd. and Points.com Inc. on January 1, 2022.

POINTS INTERNATIONAL LTD.
(the "Corporation")

BY-LAW NO. 2

A by-law amending By-Law No. 1 of POINTS INTERNATIONAL LTD. (the "Corporation").

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1. Section 42 of By-Law No. 1 of the Corporation is replaced in its entirety with the following:

"42. Quorum

One person present and holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting (subject to paragraph 33) and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than one in number and holding or representing by proxy not less than 15% of the total number of votes represented by the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting."

PASSED by the directors of the Corporation on  March 11, 2009.

CONFIRMED by the shareholders of the Corporation on May 6, 2009.